UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

COMPASS DIGITAL ACQUISITION CORP.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2476C107

(CUSIP Number)

Thomas Hennessy

HCG Opportunity, LLC

195 US Hwy 50, Suite 208

Zephyr Cove, NV 89448

(775) 339-1671

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G2476C107	Schedule 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
HCG Opportunity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 2,699,699 Class B Ordinary Shares (as defined herein) that are convertible, on a one-for-one basis, into 2,699,699 Class A Ordinary Shares (as defined herein), as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,794,628 Class A Ordinary Shares outstanding as of October 19, 2023, as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 20, 2023, and (ii) 2,699,699 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 2,699,699 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G2476C107	Schedule 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
HCG Opportunity MM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 2,699,699 Class B Ordinary Shares that are convertible, on a one-for-one basis, into 2,699,699 Class A Ordinary Shares, as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,794,628 Class A Ordinary Shares outstanding as of October 19, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Commission on October 20, 2023, and (ii) 2,699,699 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 2,699,699 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G2476C107	Schedule 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Thomas D. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. This amount includes 2,699,699 Class B Ordinary Shares that are convertible, on a one-for-one basis, into 2,699,699 Class A Ordinary Shares, as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,794,628 Class A Ordinary Shares outstanding as of October 19, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Commission on October 20, 2023, and (ii) 2,699,699 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 2,699,699 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G2476C107	Schedule 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Daniel J. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,093,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,093,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. This amount includes 2,699,699 Class B Ordinary Shares that are convertible, on a one-for-one basis, into 2,699,699 Class A Ordinary Shares, as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 5,794,628 Class A Ordinary Shares outstanding as of October 19, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Commission on October 20, 2023, and (ii) 2,699,699 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 2,699,699 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G2476C107	Schedule 13D	Page 6 of 10 Pages

Item 1. Security and Issuer

This Schedule 13D relates to Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Compass Digital Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 195 US Hwy 50, Suite 208, Zephyr Cove, NV 89448.

Item 2. Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	HCG Opportunity, LLC (“HCG Opportunity”);
ii.	HCG Opportunity MM, LLC (“HCG Opportunity MM”);
iii.	Thomas D. Hennessy; and
iv.	Daniel J. Hennessy.

The principal business address of each of the Reporting Persons is 195 US Hwy 50, Suite 208, Zephyr Cove, Nevada 89448.

This Schedule 13D relates to Class A Ordinary Shares held directly by HCG Opportunity and Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and, together with Class A Ordinary Shares, the “Ordinary Shares”), held directly by HCG Opportunity. HCG Opportunity serves as the new sponsor of the Issuer effective August 31, 2023. HCG Opportunity MM is the sole member of HCG Opportunity. Thomas D. Hennessy and Daniel J. Hennessy are the sole members of HCG Opportunity MM and serve on the Issuer’s board of directors (the “Board”). Thomas D. Hennessy also serves as the Chief Executive Officer of the Issuer and Daniel J. Hennessy serves as Chairman of the Board.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Effective as of August 30, 2023, Compass Digital SPAC, LLC (the “Old Sponsor”) and HCG Opportunity entered into a definitive securities purchase agreement (the “Purchase Agreement”), and on August 31, 2023, the Old Sponsor and HCG Opportunity consummated the transactions contemplated thereby (the “Closing”). Pursuant to the Purchase Agreement, at the Closing on August 31, 2023 (among other things):

(i)	HCG Opportunity acquired 3,093,036 Class B Ordinary Shares and 4,645,398 private placement warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per Class A Ordinary Share (the “Private Placement Warrants”) from the Old Sponsor;

a.	At the time of Closing, Class B Ordinary Shares were to automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, but were not convertible into Class A Ordinary Shares at the option of the holder prior thereto.
b.	The Private Placement Warrants become exercisable 30 days after the completion of the Issuer’s initial business combination, and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No.: G2476C107	Schedule 13D	Page 7 of 10 Pages

(ii)	HCG Opportunity agreed to cause the Issuer to pay $300,000 in cash consideration upon closing of an initial business combination at the Old Sponsor’s direction to entities or accounts as directed by the Old Sponsor;
(iii)	HCG Opportunity entered into a joinder to the Issuer’s existing registration rights agreement, dated October 14, 2021 (the “Registration Rights Agreement”);
(iv)	the Old Sponsor assigned the existing administrative services agreement, dated October 14, 2021, with the Issuer to HCG Opportunity;
(v)	each of the directors and officers of the Issuer as of August 30, 2023 resigned, and each of the new directors and officers designated by HCG Opportunity was appointed; and
(vi)	the Issuer, HCG Opportunity, the Old Sponsor, and the Issuer’s former officers and directors party thereto entered into an amendment to the letter agreement (the “Amendment to the Letter Agreement”), pursuant to which HCG Opportunity became a party to the Letter Agreement, dated October 14, 2021 (the “Letter Agreement”).

The source of funds for the acquisitions described above was the working capital of HCG Opportunity.

On October 19, 2023, the Issuer held an extraordinary general meeting of its stockholders (the “Meeting”), at which a proposal was approved to amend the Issuer’s articles of association to allow the holders of Class B Ordinary Shares to convert Class B Ordinary Shares to Class A Ordinary Shares on a one-for-one basis at any time and from time to time prior to the closing of an initial business combination at the election of the holder. As a result of such meeting, the Reporting Persons became the beneficial owners of the 3,093,036 Class A Ordinary Shares that they had the right to acquire upon conversion of 3,093,036 Class B Ordinary Shares held directly by HCG Opportunity.

Subsequent to the Meeting, on October 19, 2023, the Reporting Persons converted 393,337 Class B Ordinary Shares held directly by HCG Opportunity into 393,337 Class A Ordinary Shares, for no additional consideration.

Item 4. Purpose of Transaction

The responses to Items 3 and 6 of this Schedule 13D are incorporated by reference herein.

Each of Thomas D. Hennessy and Daniel J. Hennessy has served as a director of the Issuer since August 31, 2023. Thomas D. Hennessy has served as the Chief Executive Offer of the Issuer since August 31, 2023, and Daniel J. Hennessy has served as the Chairman of the Board since August 31, 2023. In such capacities, each of Thomas D. Hennessy and Daniel J. Hennessy may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control.

The Reporting Persons hold their securities of the Issuer for investment purposes. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein (such as the transfer restrictions in the Letter Agreement), the Reporting Persons may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.: G2476C107	Schedule 13D	Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 3,093,036 Class A Ordinary Shares, which represents approximately 36.4% of Class A Ordinary Shares outstanding. This amount includes 393,337 Class A Ordinary Shares held directly by HCG Opportunity and 2,699,699 Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of 2,699,699 Class B Ordinary Shares held directly by HCG Opportunity.

The foregoing beneficial ownership percentage is based on the sum of (i) 5,794,628 Class A Ordinary Shares outstanding as of October 19, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Commission on October 20, 2023, and (ii) 2,699,699 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 2,699,699 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

HCG Opportunity also holds directly 4,645,398 Private Placement Warrants to purchase 4,645,398 Class A Ordinary Shares, which only become exercisable 30 days after the completion of the Issuer’s initial business combination; as such, these Class A Ordinary Shares underlying the Private Placement Warrants are excluded from the amount of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A Ordinary Shares during the past 60 days.

(d) The response to Item 6 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, no person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Registration Rights Agreement

As described in the response to Item 3 of this Schedule 13D, pursuant to the Purchase Agreement, HCG Opportunity entered into a joinder to the Registration Rights Agreement and is bound by and subject to the terms and conditions thereof. Pursuant to the Registration Rights Agreement, HCG Opportunity and the Old Sponsor (collectively, “Holders”) are entitled to make up to three demands, excluding short form demands, that the Issuer registers the Holders’ Registrable Securities (as defined in the Registration Rights Agreement, which include Class B Ordinary Shares, Private Placement Warrants and Class A Ordinary Shares issued or issuable upon conversion of Class B Ordinary Shares and exercise of Private Placement Warrants) and uses its best efforts to effect such registration to permit the sale of such Registrable Securities. The Registration Rights Agreement also grants customary piggyback registration rights to the Holders.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Letter Agreement and Amendment to the Letter Agreement

As described in the response to Item 3 of this Schedule 13D, pursuant to the Purchase Agreement, HCG Opportunity entered into the Amendment to the Letter Agreement and is bound by and subject to the terms and conditions of the Letter Agreement, from and after the Closing as if it were the original “Sponsor” party thereto. Pursuant to the Letter Agreement, HCG Opportunity agreed (i) to vote the Ordinary Shares owned by it in favor of any proposed business combination and not to redeem any Ordinary Shares owned by it in connection with shareholder approval of any proposed business combination, and (ii) not to propose any amendment to the Issuer’s amended and restated memorandum and articles of association with respect to the Issuer’s pre-business combination activities.

CUSIP No.: G2476C107	Schedule 13D	Page 9 of 10 Pages

The Letter Agreement also provides that HCG Opportunity may not transfer (i) any Class B Ordinary Shares (or any Class A Ordinary Shares issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to the business combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property, and (ii) any Private Placement Warrants (or any Class A Ordinary Shares underlying the Private Placement Warrants), until 30 days after the completion of a business combination.

The foregoing description of each of the Letter Agreement and the Amendment to the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, each of which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Non-Redemption Agreement

Prior to October 19, 2023, HCG Opportunity and the Issuer entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with certain unaffiliated third party investors in exchange for each such investor agreeing not to redeem certain Class A Ordinary Shares (“Non-Redeemed Shares”) at the Meeting. In exchange for the foregoing commitment with the Issuer not to redeem the Non-Redeemed Shares, HCG Opportunity has agreed to transfer to each such investor that did not exercise its redemption rights with respect to the Non-Redeemed Shares in connection with the Meeting certain Class B Ordinary Shares held by HCG Opportunity, promptly following the closing of the Issuer’s initial business combination.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Non-Redemption Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Registration Rights Agreement, dated as of October 14, 2021 (incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K filed with the Commission on October 19, 2021)

Exhibit 3 – Amendment to the Letter Agreement, dated as of August 31, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on September 7, 2023)

Exhibit 4 – Letter Agreement, dated as of October 14, 2021 (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on October 19, 2021)

Exhibit 5 – Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on October 10, 2023)

CUSIP No.: G2476C107	Schedule 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCG Opportunity, LLC

By:	HCG Opportunity MM, LLC, its sole member
By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy, Authorized Signatory

HCG Opportunity MM, LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy, Authorized Signatory

Thomas D. Hennessy
/s/ Thomas D. Hennessy

Daniel J. Hennessy
/s/ Daniel J. Hennessy

October 30, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).